Exhibit 21.1
List of Subsidiaries of Allbirds, Inc.

Name of Subsidiary	Jurisdiction of Organization
Allbirds Canada, ULC	Canada
Allbirds (Shanghai) Trading Co., Ltd.	China
Allbirds GmbH	Germany
Allbirds HK Limited	Hong Kong
Allbirds Godo Kaisha	Japan
Allbirds B.V.	Netherlands
Allbirds (New Zealand) Limited	New Zealand
Allbirds Korea LLC	Republic of Korea
Allbirds UK Limited	United Kingdom
Allbirds International, Inc	United States